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                            THE MACREPORT.NET, INC.
                              200 Broadhollow Road
                                    Suite 207
                            Melville, New York 11747

                                                                   June 12, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
         Attn: Steven C. Duvall, Assistant Director

         Re: The MacReport, Inc.; Registration Statement on Form SB-2;
             Withdrawal Letter; (Reg. No. 333-64244)
             --------------------------------------------------------------

Ladies and Gentleman:

On March 5, 2002, the above-referenced registration statement on Form SB-2 (the "Registration Statement") was declared effective by the Securities and Exchange Commission. On May 13, 2002, we closed the offering; however, we inadvertently requested by letter to the Staff to withdraw the Registration Statement. We have since been advised by the Staff that this was the incorrect procedure and we should have filed a post-effective amendment to the Registration Statement for the purpose of deregistering the unsold securities registered pursuant thereto. As such, we hereby withdraw our request to withdraw the Registration Statement effective immediately upon the filing of this letter. For your information, we will be filing via EDGAR a post-effective amendment to the Registration Statement simultaneously with the filing hereof.

If you have any questions regarding our request or the Registration Statement, please contact Stephen J. Czarnik, Esq., our counsel, by telephone on
(917)-699-9345.

With kind regards,

THE MACREPORT.NET, INC.


By: /s/ Vito W. Lucchetti, Jr.
    -------------------------------
    Vito W. Lucchetti, Jr.
    Chairman, Chief Executive Officer
    and President